2024 REPORT

Bad Idea


BAD IDEA
a place for food & wine, funding now

LETTER

Dear investors,

2024 was a roller coaster filled with ups and downs. We started the year off on a good trajectory for growth, but the summer was particularly difficult across the industry and we had to access a line of credit. Being our first full year open, we placed our priorities on delivering a consistent experience to guests to set ourselves up for return visits in the future. Along with that, we had to settle large overages by our contractor from the initial buildout process, which we are paying over a two year term. With all of that said, I believe that our early sacrifice is paying off. As Autumn arrived we started receiving press and accolades that many restaurants only dream of. We were listed as one of fifty of the New York Times' "America's Best Restaurants 2024!" After that we were listed as the "Best New Restaurant" by the Nashville Scene, then as one of U.S.A. Today's

Restaurants of the Year and most recently, we were a semifinalist for Best New Restaurant by the James Beard Foundation. This press is rewarding on a personal level, but more importantly it makes an immense impact on business moving forward and sets us apart from Nashville's ever-growing restaurant scene. We can still see the impact this has had on overall traffic and business.

This resulting higher volume of traffic has given us an opportunity to maintain stronger and more sustainable staffing along with lowering product waste. In the autumn of 2024 we also integrated a new accounting team and implemented better systems to dial in our product costing. They've been instrumental in helping us secure our future behind the scenes. Since completing our first year, we've seen very strong year over year growth averaging 45.5% from October of 2024 through March of 2025. Combining our overall growth and continually finding ways to increase our margins while still delivering value, I believe we're in for a positive and profitable 2025. I'll be better about doing quarterly updates as well, so you'll be hearing from me at the end of April.

Thank you for being a part of Bad Idea. I hope we are an establishment you're proud to be a part of.

We need your help!

Word of mouth is our strongest form of marketing. It's immensely helpful to share the restaurant with your friends and let us know what they loved about their experience or what they didn't enjoy. We're pushing to make the restaurant better every day and guest feedback is one of the best ways for us to learn what we're getting right and wrong.Beyond that, we now have the mezzanine set up to handle parties of up to 30 people as well. The mezzanine can work well for somewhat lively semi-private events.

Sincerely,

Alexander Burch

Owner

How did we do this year?

REPORT CARD



B+

☺ The Good

We were listed by the James Beard Foundation, New York Times, and USA Today as one of the best new restaurants in the country.

Significant year over year growth.

Increased our seating capacity.

☹ The Bad

It's been difficult to deliver value while maintaining sustainable margins.

We struggled to maintain consistency in guest experiences due to fluctuations in overall traffic.

We struggled with tracking price fluctuations with incoming product.

2024 At a Glance

January 1 to December 31



$2,004,109 **+445%**
Revenue



-$243,302
Net Loss



$186,020 **+337%**
Short Term Debt



$0
Raised in 2024



$57,330
Cash on Hand
As of 03/27/25

INCOME   BALANCE   NARRATIVE

● Revenues   ● Profit

$2,004,109



$367,810

-$154,300

-$243,302

2023

2024

Net Margin: -12%   Gross Margin: 61%   Return on Assets: -33%   Earnings per Share: -$0.18

Revenue per Employee: $111,339   Cash to Assets: 9%   Revenue to Receivables: ~   Debt Ratio: 25%

📄 Final_Review_FS.pdf

📄 03.31.2025_Bad_Idea_LLC_2024_and_2023_Financial_Statements.pdf

We  Our 155 Investors

Thank You For Believing In Us

Maddie R	Hatem Rowaihy	Keith Moore	Daniel Killilea	William Burch	Joy Bobo-Beasley
David K. Williams	Robin Davis	Chuck Morris	Mark Bruner	Curtis Adams	Corinne Alexandra
Rachel A Foresta	Rik Ditter	Randall Collins	Jerome Johnson	Roy White	Marcos Daniel Da Silv...
Todd Rubin	Alex Golod	Justin Will	Akash Singhal	Tawana Mitchhart	Nicholas Deidiker
Michael Dhonau	Woods Drinkwater	Mollie Gass	Alex Valley	Ali Price	Jack Erter
Stephen Jonas	Patrick Magoon	Kyle Seidel	Daniel Wright	Justin Tang	Angel Colon
Olivia Trahan	Michael Conrad II	Carrie Gofron	John Michael Alday III	Qui Vo	Roderick Herron
Yousra Anwar	Joel Benjamin Hartman	Ivan Gomez	Davis Dudchock	Kristy Vandenberg	Tomeka Johnson
Cody Connelly	Jordan Spaulding	Emma Applebome	Scott Voigt	Marc Goldstone	Laura Fenwick
Tom Ackerman	Ben Lehman	Chandler Meador	Joshua Hernandez	Patrick Murphy	Jarred Watson
Bobby Simmons	Evan Avery	Johnetta Blakely	Alexander Burch	Jamie Coyle	Ethan P Niedermeyer
Ryan Nowers	Paul Boney	Christopher Sabis	Doug Ittner	Iain Shriver	Dave Mayer
Lyle Estanislao	Logan Kissane	John Burker	Adan Farrah	Caitlin Wyatt	Anna Harris
Calvin Webster	John Komenda	Steven Ezell	Jennifer Marie EBERLE	Noah McMahon	Brian Doyle
Carol Burch	Jack Davis	Erika Hamilton	Bevan Londergan	Dillon Smith	Erik Gottfried
James Kay	Karen Light	John Warmath	Christy Fields	Caroline Taylor	Peter McDowell
Lindsay Walton	Jeremy Lopez	Edward D Lanquist	Tim Hoffman	Jason Ball	Anthony Russo
Jim Dalton	Tarpley B Jones	Eric Angelo Scalzo	Sam Saideman	Samantha Spector	Zechariah M. White
Peter Kwiatkowski	Ryan Luebben	David Bertschy	Iden Sinai	C Hopson	Benjamin Goldberg
Katrina Welty	Walter McLallen	Rachel Rowney	Eduard Mato	Ken Allen	John Gluth
Magan B. Bhika	Hak Lim	John Buda	Jeffery Grady	Onico Williams	Tim Murphy
Staci Lynn	Jonathan Abbas	Matthew Charette	Glenn Bush	Chloe Leonard	Minh Le
R. Miller	Ryan Lipscomb	Sherie Lea Edwards	Mitchell Rohloff	Audrey Marmol	Read Ezell

Thank You!

From the Bad Idea Team



Alexander Burch

Owner

Former Wine Director at Bastion - Advanced Sommelier

Details

The Board of Directors

Director	Occupation	Joined
Alexander Tait Burch	Managing Member @ Bad Idea	2021

Officers

Officer	Title	Joined

Alexander Tait Burch	CEO Secretary President	2021

Voting Power

Holder	Securities Held	Voting Power
Edward Lanquist	250,000 Class A Units	86.8%

Past Equity & Loan Fundraises

Date	Amount	Security	Exemption
12/2021	$8,018		Section 4(a)(2)
08/2022	$33,000		Section 4(a)(2)
09/2022	$250,000	Common Stock	Section 4(a)(2)
03/2023	$100,000		506(c)
05/2023	$625,920		4(a)(6)

The use of proceeds is to fund general operations.

Outstanding Debts

Lender	Issued	Amount	Oustanding	Interest	Maturity	Current?
Alex Burch	12/31/2021	$8,018	$8,018	0.0%		Yes

Related Party Transactions

None.

Capital Structure

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Class A Units	1,008,920	1,008,920	Yes
Class B Units	336,306	336,306	No

Warrants:	0
Options:	0

Form C Risks:

The Company may need to raise more money in the future, potentially via debt or equity, if our projections on revenues and expenses are incorrect, and it may be unable to raise such funds. If we aren't able to raise enough funds we may be forced to create cuts to our team and budget.

Investors have limited-to-no power over major company decisions, which are determined by the managing member and founder of the Company.

Our future success depends on the efforts of a small management team. The loss of services of

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

The Company will be subject to state “dram shop” laws, which generally allow a person to sue the Company if that person was injured by an intoxicated person who was wrongfully served alcoholic beverages at the Company’s establishment.

Pandemic Closure - As we all know, restaurants took one of the biggest negative impacts from the COVID-19 pandemic. Restaurants require the presence of customers indoors to function at their best.

Employee Shortage - There is currently a staffing shortage in the hospitality industry. To counter this, I have budgeted higher than average pay for staff.

Low Margins - Restaurants operate on slimmer margins than most other industries and supply chain issues along with inflation will not help.

Dependence on Manager
~ The Manager has broad power to control the operations of the Company, subject only to the specific actions that require consent of the holders a majority of the Class A Units as specified in Section 7.2 of the Operating Agreement
~ The Manager has limited experience with complete operational control of a business
~ The Manager may leave the Company or become unable to manage the Company

Poor Health Inspection - While it will always be our top priority to keep guests safe by properly handling food and maintaining a clean environment, there is a possibility of receiving a poor health inspection that will negatively impact business.

We need to raise $750k to be able to finish construction and ultimately open the restaurant by our anticipated April 2023 launch date. Failure to raise this amount will result in a delayed opening.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor’s investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor’s interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from unitholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the

portion of its assets. Thus, the Investor will rely upon the executive management of the Company to manage the Company so as to maximize value for unitholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company. If the Management of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

<u>Transactions with related parties.</u> The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its unitholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Management, and the Investor will have no independent right to name or remove an officer or member of the Management of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the unitholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the unitholders may change the terms of the operating agreement for the company, change the terms of securities issued by the Company, change the management of the

Company, and even force out minority holders of securities. The unitholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The unitholders have the right to redeem their securities at any time. Unitholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional units, an Investor's interest will typically also be diluted.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

to the issuer;
to an accredited investor ❷ ;
as part of an offering registered with the U.S. Securities and Exchange Commission; or
to a member of the family of the purchaser or the equivalent, to a trust controlled by the   ❷
purchaser, to a trust created for the benefit of a member of the family of the purchaser or
the equivalent, or in connection with the death or divorce of the purchaser or other similar
circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

In the future, we will perform valuations of our Class A Units that take into account factors such as the following:

unrelated third party valuations of our Class A Units;
the price at which we sell other securities, such as convertible debt or Class A Units, in light of the rights, preferences and privileges of our those securities relative to those of our Class A Units;
our results of operations, financial position and capital resources;
current business conditions and projections;

the lack of marketability of our Class A Units;
the hiring of key personnel and the experience of our management;
the introduction of new products;
the risk inherent in the development and expansion of our products;
our stage of development and material risks related to our business;
the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
industry trends and competitive environment;
trends in consumer spending, including consumer confidence;
overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

Bad Idea LLC

Tennessee Limited Liability Company
Organized May 2021
18 employees
1021 Russell St
STE 101
Nashville TN 37206 http://www.badideanashville.com

Business Description

Refer to the Bad Idea profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Bad Idea has previously not complied with the reporting requirements under Rule 202 of Regulation Crowdfunding.

Draft Report in process was not finalized (signed).

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for

investors only and will require you to log in to the Wefunder account used to make the
investment.

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